FARMERS & MERCHANTS
BANCORP, INC.


F&M BANK
F&M BANK
Farmers & Merchants
State Bank

MOMENTUM REIGNITED

LEGACY

ACCELERATED

2025 ANNUAL REPORT

Letter to *Shareholders*

President & CEO, Lars Eller



Dear Shareholders,

F&M experienced positive operating and financial momentum throughout 2025 as we benefited from sustained organic growth and continued expansion across our local markets in Ohio, Indiana, and Michigan. Reflecting on the progress we made during the year, we ended 2025 with record quarterly earnings per share, record stockholders' equity, and record total assets. These results demonstrate the effectiveness of our relationship-driven approach and our continued investments in people, technology, and capabilities. Most importantly, this performance would not have been possible without the dedication and professionalism of our team, whose commitment to our customers and communities continues to set F&M apart in the markets we serve.

Deposit Growth, New Market Expansion, and Strengthening our Sales Culture

Growing core deposits remained a top priority in 2025. We opened 7,529 new checking accounts during the year, including 720 in December alone, reflecting the strength of our local brand and frontline teams. While I am encouraged by this growth in new accounts, we continue to see attrition and closed 5,422 checking accounts during the year. We are focused on enhancing our retention rate and have implemented targeted programs designed to improve our value proposition, deepen primary banking relationships, and to continue to enhance our ability to answer customers' financial needs.

We also expanded our physical presence by opening a new branch in Troy, Michigan. The office is off to an excellent start, generating approximately $19 million in loans and $3 million in deposits since the office opened in August 2025. This early success reinforces our belief that disciplined market expansion, supported by strong local leadership, remains an effective growth lever.

To further support performance at the branch level, we redesigned our retail banking incentive program to better align with a proactive sales and service culture. We also reestablished branch manager leadership coverage across our key offices to strengthen accountability, coaching, and relationship development within our footprint.

Investing in Talent and Capabilities

Our progress in 2025 was supported by continued investments in leadership. We strengthened our management bench with the addition of Peter Schork, a former bank CEO, to lead our Michigan/Toledo region. We also welcomed Alison Garwood to lead Loan Operations and Mike Benson to expand Small Business and Community Reinvestment Act initiatives. These leaders bring extensive experience and execution focus to important growth and risk management functions.

During the year, several senior officers were elevated to positions of greater responsibility across corporate strategy, banking operations, customer experience, risk management, and market leadership, reflecting the strength of our succession planning and leadership development programs. These promotions reinforce our commitment to recognizing performance and ensuring continuity in the markets we serve. Building leadership depth from within our ranks remains one of our most durable competitive advantages.

We also expanded our Treasury Management team with two experienced professionals. Both delivered outstanding first-year performance, with each generating more than $40 million in deposits. Treasury Management remains a key strategic priority as we deepen commercial relationships and grow operating account balances.

Other specialized teams also delivered standout results. Our home loan group funded more than 1,000 mortgages, an increase of 22%, compared to 2024, and improved gain-on-sale income to $596,000. Our credit underwriting team processed 42% more volume year-over-year with only one additional full-time employee, reflecting both process improvements and strong productivity. Under Doug Shaw's leadership, we built a SWAP program that generated more than $2 million in revenue in 2025, while helping commercial customers better manage rate risk.

FM Investments achieved its best year on record under Jason Maassel's leadership, surpassing $800 million in assets under management and producing $1.35 million in annual revenue. This business continues to enhance our noninterest income mix and deepen customer relationships.

Technology, Operations, and Customer Experience

We continue to make targeted investments in technology that are designed to improve both F&M's efficiency and customer experience. During the year, we deployed process automation tools within our deposit operations to accelerate previously manual back-office workflows. We also partnered with a fintech provider to rebuild our account opening platform. Today, new customers, whether online or in branch, can open and fund an account in under five minutes compared to 15 – 20 minutes historically. We believe this provides F&M with a meaningful competitive advantage compared to other community banking peers.

Our Customer Care Center handled more than 100,000 calls during the year, demonstrating both rising customer engagement and our commitment to accessible, responsive service. These operational investments support scalable growth while preserving the high-touch service model that defines F&M's community banking values.

Another Year of Excellent Asset Quality

While asset quality in 2024 reached unusually strong levels, our credit performance in 2025 remained historically solid despite meaningful asset growth over the past several years. Nonperforming assets increased modestly from exceptionally low levels but remain well within our long-term operating expectations. Our performance continues to reflect F&M's disciplined credit culture and best-in-class credit, compliance, and risk management capabilities.

At December 31, 2025, nonperforming loans were $11.3 million, or 0.42% of total loans, compared to $3.1 million, or 0.12% of total loans at December 31, 2024. Charge-offs in 2025 were just $734,000, or 0.03% of average loans, compared to $142,000, or 0.01% in 2024. This performance is in line with our expectations and we believe we are well positioned to maintain robust asset quality in 2026. In addition, our allowance for credit losses to total loans was 1.02% at December 31, 2025, compared to 1.07% at December 31, 2024.

2025 Financial Recap

F&M enjoyed strong financial momentum in 2025, because of investments and strategies we have pursued to create value for our shareholders. In fact, profitability has returned to levels not seen since the period of extraordinary industry support during the COVID era, this time driven entirely by core operating performance, prudent balance sheet management, and sustainable growth across our markets. These results underscore the earnings power of our business and provide confidence in our ability to deliver attractive, consistent returns.

Net income increased 28.4% to $33.3 million, or $2.43 per basic and diluted share, from $25.9 million, or $1.90 per basic and diluted share last year. Higher net income helped F&M achieve a 0.99% return on average assets, compared to 0.78% for 2024. This is the highest return on assets we have achieved in three years, primarily from the benefits of expanding net interest margin, stable asset quality, and the contribution of higher levels of noninterest income.

For 2025, net interest margin was 3.28%, a 56-basis point improvement from 2.72% last year. This improvement was driven by a 32-basis point reduction in interest-bearing liabilities, which was 2.8% for 2025, compared to 3.12% for 2024. In addition, we experienced a 28-basis point improvement in the yield on earning assets, which ended the year at 5.45%. In addition, profitability benefited from an improvement in our efficiency ratio, which was 63.12% for 2025, compared to 67.54% for 2024. For the 2025 fourth quarter, we had an efficiency ratio of 58.38%, the best quarterly efficiency ratio we have achieved in 12 quarters.

Positive earnings momentum helped F&M increase total stockholders' equity by 10.6% to $370.9 million, or $26.98 per share at December 31, 2025. Tangible stockholders' equity increased to $280.5 million at December 31, 2025, compared to $243.1 million at December 31, 2024. On a per share basis, tangible stockholders' equity at December 31, 2025, was $20.40 per share, compared to $17.74 per share at December 31, 2024.

Board Changes and Governance Strengthened

We made meaningful progress in governance and board leadership during the year, further aligning oversight with our strategic priorities and long-term performance goals. In June, Ahmed Alomari was appointed as a director of F&M. Mr. Alomari's strong background in technology leadership and enterprise systems aligns closely with our ongoing digital transformation and cybersecurity priorities, as we continue investing in digital infrastructure and customer experience.

During the summer, we also announced a planned transition in Board leadership. Andrew J. Briggs stepped down as Chairman as part of a thoughtful succession plan, and Kevin J. Sauder, a long-serving director with deep community and business leadership credentials, assumed the role of Chairman. This transition preserves steady governance while positioning the Board to support our next phase of strategic execution.

After 12 years of service, Jo Ellen Hornish resigned as a valued member of the Board. Her guidance and steady leadership were instrumental in shaping the success we enjoy today. We are sincerely grateful for the time, talent, and energy she has devoted to the Board and the communities we serve. On behalf of the entire Board and executive leadership team, I want to extend our deepest thanks to Jo Ellen for her dedication to F&M.

The updates we made to our Board in 2025 reflect our commitment to excellent governance and ongoing efforts to build a robust, well-rounded Board of Directors. In fact, of F&M's current 11 directors, eight have been added in the last seven years.

In addition, during 2025 we strengthened our governance processes by launching a new Strategic Governance Committee composed of senior leaders. This group ensures that major initiatives, investments, and projects align with enterprise priorities and receive appropriate review and sponsorship before launch. This structure is already improving organizational focus and execution discipline. Together, these governance enhancements strengthen Board oversight, improve strategic alignment, and support disciplined long-term decision making across the enterprise.

New Three-Year Strategic Plan

During the year, management and the Board worked closely together to complete a new three-year strategic plan that will guide our priorities, capital allocation, and operating focus through the next phase of F&M's growth. This plan builds on the progress we have made strengthening our balance sheet, expanding our capabilities, and improving performance, while establishing a clear roadmap for disciplined, sustainable value creation. It is designed to keep our organization aligned, focused on execution, and responsive to both market opportunities and evolving customer needs.

The four core pillars of our plan include:

1. Grow deposits and fund loan growth through stronger core deposit generation, expanded treasury management, and reduced reliance on wholesale funding.

2. Achieve sustainable and profitable growth through disciplined organic expansion, selective M&A, and revenue diversification.

3. Improve operational efficiency and effectiveness through process redesign, digital advancement, automation, AI, and cybersecurity investment.

4. Foster workplace excellence through leadership development, succession planning, employee engagement, and cultural alignment.

We believe this framework positions F&M to elevate performance, increase shareholder value, support customers, engage employees, and strengthen our community impact over the coming years.

31 Years of Dividend Growth and Counting

F&M's consistent profitability and capital strength have supported one of the longest dividend growth records among publicly traded community banks. F&M has increased its annual dividend payment for 31 consecutive years. Our impressive performance during 2025 enabled us to increase our dividend in two successive quarters. On a per share basis, our annual dividend increased 2.0% to $0.90 per share, compared to $0.8825 per share last year. Consistent dividend growth remains a vital component of our shareholder value proposition and reflects confidence in our earnings power and capital position.

Record Community Investment

Supporting our communities remains central to our mission. In 2025, we contributed a record $628,000 to local charities, nonprofits, and community organizations across our markets. This year we hosted the 8th Annual Ohio F&M Charity Golf Classic and 4th Annual Indiana F&M Charity Golf Classic, which combined, raised $50,000 for organizations in our Ohio and Indiana communities including Sara's Garden, Northwestern Ohio Community Action Commission (NOCAC), The Ability Center, the Family & Child Abuse Prevention Center, Adam Wells Crisis Center, and Honor Flight Northeast Indiana.

2026 Outlook

Looking ahead to 2026, we believe F&M is well positioned to benefit from several supportive financial and operating trends. As loans originated in a lower rate environment mature and reprice, we expect continued expansion in the yield of our loan portfolio. At the same time, our proactive approach to deposit pricing over the past several years provides flexibility should the Federal Reserve move to reduce rates, creating an opportunity to further optimize our cost of funds.

These factors, combined with our relationship-driven banking model, disciplined credit culture, strong capital position, and experienced team, position us to deliver sustainable earnings growth and long-term value for our shareholders, customers, and the communities we serve.

Conclusion

Overall, I believe F&M is entering its next chapter of growth from a position of strength. We have regained momentum, expanded profitability, improved efficiency, and continued to invest in the people, technology, and capabilities that will support our long-term success. Our balance sheet is sound, our credit quality remains strong, our leadership bench is deeper than ever, and our strategic priorities are clear.

Our team continues to deliver for customers, support one another, and stay deeply connected to the communities we serve. That combination of discipline, accountability, and local commitment is difficult to replicate and remains at the heart of our competitive advantage.

On behalf of our Board of Directors and leadership team, thank you for your continued trust and support. We are excited about the road ahead and remain committed to delivering another year of progress and performance.

Sincerely,

Lars Eller, President and CEO

LEADERSHIP

Board of *Directors*



From Left: **Ian D. Boyce,** Founding Member & Managing Partner-Dickmeyer Boyce Financial Management, **Kevin G. Frey,** President-E.H. Frey & Sons, Inc., **Steven J. Planson,** President-Planson Farms, Inc., **Lars B. Eller,** President/Chief Executive Officer-Farmers & Merchants Bancorp, Inc., Farmers & Merchants State Bank, **Marcia S. Latta,** Principal, Latta Strategies, Retired Vice President of University Advancement, The University of Findlay, **David P. Vernon,** Owner, Licensed Funeral Director & Embalmer-Vernon Family Funeral Homes, **Kevin J. Sauder,** Chairman of the Board- Farmers & Merchants Bancorp, Inc., Former President/CEO-Sauder Woodworking Co., **Andrew J. Briggs,** Retired President-Bank of Geneva, **Frank R. Simon,** Founding & Managing Member/Attorney-Simon PLC Attorneys & Counselors, **Lori A. Johnston,** EVP-President-Paramount Healthcare at Medical Mutual, **Ahmed Alomari,** EVP-President-Buchanan Technologies

Senior *Management*



Andrew S. Baker
Senior Vice President
Chief Strategy Officer and
Regional President

Shalini Singhal
Senior Vice President
Chief Information Officer

Benet S. Rupp
Chief People Officer

Katrina L. DeGroff
Senior Vice President
Chief Accounting Officer

Eric D. Faust
Executive Vice President
Chief Risk Officer

Taryn L. Marino
Senior Vice President
Chief Retail Banking Officer

Tim Carsey
Senior Vice President
Chief Administrative Officer

Lars B. Eller
President
Chief Executive Officer

Kevin Becker
Senior Vice President
Chief Credit Officer

David R. Gerken
Executive Vice President
Chief Lending Officer

Peter Schork
Senior Vice President
Regional President

Doug W. Shaw Jr.
Senior Vice President
Regional President

Amy L. Cover
Senior Vice President
Chief Marketing and
Experience Officer

Barbara J. Britenriker
Executive Vice President
Chief Financial Officer

Left to right

COMMUNITY IMPACT

Building *Stronger Communities*

 **367**
Organizations Supported

 **$628,000+**
Invested through donations, sponsorship, and community partnerships

 **$50,000+**
Raised through F&M charity golf outings in Ohio & Indiana

 **2,390**
Employee Volunteer Hours across **147 Organizations**



"Strong communities don't happen by accident – they're built through partnerships, generosity, and people who care. At F&M, we're proud to invest in the places we call home."

Amy L. Cover
SVP | Chief Marketing & Experience Officer

INVESTING IN OUR COMMUNITIES
Because *Legacy is Local*

$45,000
Supporting youth at local **4-H auctions**

$15,000
Toward **Fulton County Fair Arts & Crafts** renovation

$17,000
In grants to the **Senior Housing Crime Prevention Foundation**

$12,500
Supporting renovations and accessibility at **Wells Community Pool**

Community support for **Rock the Block, Connecting Kids to Meals, Erin's House for Grieving Children,** and the **Champaign County public art mural.**

Fighting Hunger
Neighbors Helping Neighbors

960+ Food items donated
During our holiday food drives

$960+ Matched
In cash donations

18 Food banks
Supported across **3 states**

2025 A YEAR OF Momentum

Relationships Over *Transactions*

At F&M, our strategy is simple — build relationships that last.

For more than a century, customers have trusted F&M Bank not just for financial services, but for partnership, guidance, and stability.

Those relationships remain the foundation of our success.


FARMERS AND MERCHANTS' BANK
GARAGE
SAVINGS ACCOUNT
BANK


Habitat for Humanity
Thank You, Sponsors!
Rock the Block
HUTCHINSON
F&M BANK
amazon
Waterford
choice one
David W. Elliott Foundation
PEPSI

A Community Banking *Advantage*

We serve markets where relationships matter.

Our bankers live in the communities we serve, make decisions locally, and work side-by-side with customers to support families, farms, and businesses.

In many of our legacy markets, F&M continues to hold **leading deposit market share,** reflecting generations of trust built through personal service.

A Strong *Deposit Franchise*

Stable, relationship-driven deposits power our growth.

By focusing on full-relationship households and businesses, we continue to strengthen our funding base while supporting long-term profitability.

Our approach prioritizes **relationships over rate,** creating stability through changing market cycles.


Catch Me CLOSING with
F&M BANK



STRATEGIC GROWTH

While we protect the strength of our legacy markets, we are also expanding thoughtfully into new ones.

The opening of our **Troy, Michigan office in 2025** represents our continued investment in attractive growth markets where our relationship banking model can thrive.

Disciplined *Credit Culture*

Strong credit quality has always been a hallmark of F&M.

Our lending teams combine local market knowledge

with disciplined underwriting, helping customers grow while maintaining a conservative risk profile.

That consistency continues to support both stability and long-term performance.

A Culture That *Drives Performance*

Behind every relationship is a dedicated F&M employee.

Our team's commitment to service, community, and integrity continues to define our culture and fuel our success.

Building *What Lasts*

We believe banking is about more than transactions. It's about helping families buy homes, businesses grow, and communities thrive.

At F&M, that mission has guided us for generations — and continues to shape our future.

2025 FINANCIAL HIGHLIGHTS

At F&M Bank, building legacies means creating long-term value for our customers, communities, and shareholders. In 2025, we strengthened that foundation through disciplined growth and strong financial performance.

+15%
Tangible book value increased to **$20.40 per share**

Deposits increased by **$44 Million** to **$2.73 BILLION**

Net income increased 28.4% to **$33.3 MILLION** or **$2.43** per basic and diluted share

Cost of interest-bearing liabilities improved to **2.8%** from **3.12%**

Stockholders' equity increased to **$370.9 Million** for an increase of **10.6%**

Return on average assets increased by **27%** **year-over-year**

TOTAL LOANS net increased to **5.9%**
$2.71 BILLION
from **$2.56 billion** at **December 31, 2024**

TOTAL ASSETS
increased +2.1% to
$3.43 BILLION

Loans over 30 days past due to total loans averaged
0.26% for 2025
compared to **0.46% for 2024**

Net Interest income after provision for credit losses increased 19.3% to
$102.2 MILLION

* Comparisons are year over year 2025 to 2024

FINANCIAL DATA

SUMMARY OF CONSOLIDATED STATEMENT OF INCOME

(In Thousands, except share Data)

	2025	2024	2023	2022	2021
SUMMARY OF INCOME					
Interest income	$173,544	$163,572	$139,808	$101,149	$76,840
Interest expense	69,252	77,660	58,411	14,362	7,342
Net Interest Income	104,292	85,912	81,397	86,787	69,498
Provision for loan losses	2,596	944	1,698	4,600	3,444
Provision for credit losses	(506)	(671)	46	–	–
Net interest income after provision for loan losses	102,202	85,639	79,653	82,187	66,054
Other income (expense), net	(59,677)	(53,066)	(51,299)	(41,712)	(36,557)
Net income before income taxes	42,525	32,573	28,354	40,475	29,497
Income Taxes	9,216	6,635	5,567	7,960	6,002
Net income	$33,309	$25,938	$22,787	$32,515	$23,495
PER SHARE OF COMMON STOCK					
Earnings per common share outstanding *					
Net income	$ 2.43	$ 1.90	$ 1.67	$ 2.46	$ 2.01
Dividends	$ 0.9000	$ 0.8825	$ 0.8500	$ 0.8125	$ 0.7100
Weighted average number of shares outstanding, including participating securities	13,727,541	13,684,961	13,641,336	13,206,713	11,664,852

*Based on weighted average number of shares outstanding

SUMMARY OF CONSOLIDATED BALANCE SHEET

(In Thousands)

	2025	2024	2023	2022	2021
SUMMARY OF INCOME					
Total Assets	$3,434,382	$3,364,723	$3,283,229	$3,015,351	$2,638,300
Loans, net	2,685,990	2,536,043	2,556,167	2,336,074	1,841,177
Total deposits	2,730,735	2,686,765	2,607,463	2,468,864	2,193,462
Stockholders' equity	370,862	335,211	316,543	298,140	297,167
KEY RATIOS					
Return on average equity	9.43%	7.98%	7.46%	11.30%	9.09%
Return on average assets	0.99%	0.78%	0.71%	1.17%	1.05%
Loans to deposits	98.36%	94.39%	98.03%	94.62%	83.94%
Capital to assets	10.80%	9.96%	9.64%	9.89%	11.26%
Dividend payout	36.67%	46.05%	50.37%	32.74%	35.08%

MARKET AREA

Community Banking *Legacy.*

At F&M, we recognize every community has its own story, strengths, and needs, and we take pride in being an active partner in fostering growth and prosperity. By building meaningful relationships and providing tailored financial solutions, we aim to make a positive impact on the lives of individuals, families, and businesses in each location we serve. Together, we're stronger, and together, we grow.

 **38**
F&M Bank Office Locations

 **3**
Loan Production Offices

MICHIGAN

OHIO

INDIANA

Market *Leaders*


Peter Schork
SVP | Regional President
Toledo, Ohio & Southeast, Mi


Andrew S. Baker
SVP | Regional President
Central & Northern Indiana


Doug W. Shaw Jr.
SVP | Regional President
Southern Ohio

OHIO

Anna	Oxford
Archbold	Perrysburg**
Bowling Green	Sidney
Bryan**	Stryker
Custar	Swanton
Defiance	Sylvania
Delta	Toledo
Findlay	Urbana
Hicksville	Waterville
Jackson Center	Wauseon
Montpelier	West Unity
Napoleon	

INDIANA

Angola	Muncie*
Auburn	Ossian
Berne	Portland
Bluffton	Geneva
Butler	Huntertown
Decatur	Monroe
Fort Wayne - Downtown	
Fort Wayne - Illinois Rd	

MICHIGAN

Birmingham
Troy

*Service area with Loan Production Office
**Full Service Office and Loan Production Office


Michael Rywalski
SVP | Market President
Central Ohio


Mike Schnitkey
SVP | Market President
Northwest Ohio


Curtis Metz
SVP | Market President
Northern Indiana


Robert Rhoads
SVP | Market President
Central Indiana


Robert Weaver
SVP | Market President
South Central Indiana

CORPORATE INFO
Farmers & Merchants Bancorp, Inc.

NATURE OF BUSINESS
Farmers & Merchants Bancorp, Inc. is a $3.4 billion bank holding company headquartered in Archbold, Ohio. F&M Bank services 38 full-service offices located in Butler, Champaign, Fulton, Defiance, Hancock, Henry, Lucas, Shelby, Williams and Wood counties in Ohio, Adams, Allen DeKalb, Jay, Steuben and Wells counties in Indiana. The Michigan footprint includes Oakland County and F&M has Loan Production Offices in Muncie, IN; Bryan, Ohio and Perrysburg, Ohio.

HEADQUARTERS
Farmers & Merchants Bancorp, Inc.
307 North Defiance Street
Archbold, Ohio 43502
Ph: 419.446.2501
Toll-free: 800.451.7843
www.fm.bank
Melinda Gies, Corporate Secretary

ANNUAL MEETING
April 20, 2026
1:30 p.m.
Virtual Event

COMMON STOCK LISTING
Farmers & Merchants Bancorp, Inc. common stock is traded on the Nasdaq stock market under the symbol "FMAO."

STOCK TRANSFER AGENT
Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717

INDEPENDENT ACCOUNTANTS
Plante Moran, PLLC
250 South High Street, Suite 100
Columbus, OH 43215

DIVIDENDS
Common stock dividends are payable quarterly upon authorization of the Board of Directors.

DIVIDEND REINVESTMENT
Farmers & Merchants Bancorp, Inc. has a Dividend Reinvestment Plan administered by Broadridge Corporate Issuer Solutions. Shareholders of record have cash payments applied toward the purchase of additional shares at no additional cost. Shareholders desiring information about this plan may contact Melinda Gies, Corporate Secretary at 937.492.6129 ext. 37225 or toll-free 800.451.7843

DIRECT DEPOSIT OF DIVIDENDS
Automatic direct deposit of quarterly dividends into a deposit account is offered to our shareholders and provides secure and timely access to their funds. For further information, please contact Melinda Gies, Corporate Secretary at 937.492.6129 ext. 37225 or toll-free 800.451.7843.

CORPORATE COUNSEL
Mr. Mark D. Hagans
Mr. Robert W. Bohmer
Rupp, Hagans & Bohmer, LLP
302 North Defiance St.
Archbold, OH 43502

Mr. Thomas Blank
Mr. David J. Mack
Mr. Martin Werner
Shumaker, Loop & Kendrick, LLP
1000 Jackson St.
Toledo, OH 43624

MARKET MAKERS
Brean Capital, LLC
505 5th Ave 5th Floor
New York, New York 10017
Ph: 610.766.0015

D. A. Davidson
3773 Attucks Drive
Powell, OH 43065
Ph: 800.394.9230

Keefe, Bruyette & Woods (KBW)
787 7th Avenue, 4th Floor
New York, NY 10019
Ph: 212.887.8901

Raymond James Financial, Inc.
222 S. Riverside Plaza, 7th Floor
Chicago, IL 60606
Ph: 800.800.4693





FARMERS &
MERCHANTS
BANCORP, INC.

307 N Defiance St
Archbold, OH 43502
(800) 451.7843

fm.bank